EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-981-5300
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 20, 2003

CHINA’S LJ INTERNATIONAL INC. TO OPEN FIRST SALES AND
MARKETING OFFICE IN U.S.; COMPANY’S NEW OFFICE
REFLECTS GROWTH IN NORTH AMERICAN SALES AND ORDERS

HONG KONG and LOS ANGELES — August 20, 2003 — LJ International Inc. (Nasdaq/NM: JADE), one of the fastest growing fine jewelry companies in the world, today announced that it will be opening its first sales and marketing facility in the United States to support its accelerating penetration of the North American market. The new facility, which will be opened in Southern California this quarter, will exceed 10,000-square-feet in size and will accommodate the Company’s new U.S. sales and marketing personnel as well as certain senior executives.

Chairman and CEO Yu Chuan Yih stated, “The opening of our first facility in the United States is a direct reflection of our growing presence in the North American market. The U.S. and Canada already account for approximately three-quarters of LJI’s sales and our business in this region has recently received a tremendous boost from new customers as well as continued growth from our existing North American customer base.”

“We are confident that the design and production operations at our new consolidated facilities in the Shenzhen, China, tax-free zone are operating efficiently, and that the time is right for our senior management team to more aggressively focus on the U.S. market. This move should also increase the overall level of shareholder communication and confidence in our company considering that I will personally be spending a considerable amount of time in our new U.S. office not only to launch its operations but to also implement a more comprehensive investor relations program with our existing and future investors,” Mr. Yih added.

First U.S. Office Expected to Accelerate North American Sales Growth

The opening of the Company’s first sales and marketing office in the United States is expected to improve LJI’s sales and marketing efficiency, provide better services to its key customers, and improve the Company’s ability to increase sales and market share in North America. Based on LJI’s most recent figures, the Company derives approximately 77% of its revenue from the U.S. and Canada, with smaller amounts from Europe, Hong Kong and other regions.

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LJ International Inc.

About LJ International Inc.

LJ International Inc. (Nasdaq/NMS: JADE) is a China-based publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJ International distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, go to its Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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